Filed by Natura &Co Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following is a press release by Natura Cosméticos S.A. on September 25, 2019:

Natura Cosméticos S.A. Announces Consent Solicitation for the Avon Products, Inc. 6.950% Notes due 2043

São Paulo, Brazil, September 25, 2019 — Natura Cosméticos S.A. (“Natura” or the “Company”) announced today that consents (the “Consents”) are being solicited (the “Consent Solicitation”) on behalf of Avon Products, Inc. (“Avon” or the “Issuer”) from holders (the “Holders”) of Avon’s outstanding 6.950% Notes due 2043 (the “Notes”) as of 5:00 p.m. New York City time, on September 24, 2019 (the “Record Date”) to effect an amendment to the indenture governing the Notes (the “Indenture”), as described below, upon the terms and subject to the conditions set forth in the Consent Solicitation Statement, dated September 25, 2019 (as may be amended or supplemented from time to time, the “Consent Solicitation Statement”). The Consent Solicitation will expire at 5:00 p.m. New York City time, on October 1, 2019 (such time and date, as the same may be extended from time to time, the “Expiration Date”).

Certain details regarding the Notes and the Consent Solicitation are set forth in the table below.

Title of Security	CUSIP Nos.	Outstanding Principal Amount	Consent Fee(1)
6.950% Notes due 2043	054303 AZ5	U.S.$243,847,000	U.S.$12.50

(1)	The Consent Fee (as defined in the Consent Solicitation Statement) for the Consent Solicitation is an amount, per U.S.$1,000 aggregate principal amount of the Notes for which a Holder thereof has delivered valid and unrevoked Consents to the Proposed COC Amendments (on or prior to the Expiration Date). No accrued interest will be paid in connection with the Consent Solicitation. Holders who validly deliver (and do not validly revoke) their Consents on or prior to the Expiration Date shall receive the Consent Fee, subject to the terms and conditions set forth in the Consent Solicitation Statement.

On May 22, 2019, the Company entered into an Agreement and Plan of Mergers (the “Merger Agreement”) with the Issuer, Natura Holding S.A. (currently known as “Natura &Co Holding S.A.”), a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil (“Natura &Co Holding”), Nectarine Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Natura &Co Holding (“Merger Sub I”) and Nectarine Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of Merger Sub I (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), pursuant to which the Issuer will become a wholly owned direct subsidiary of Natura &Co Holding (the “Transaction”). If the Transaction is completed, the Issuer and the Company will each become wholly owned subsidiaries of Natura &Co Holding. The completion of the Transaction is subject to the satisfaction of certain customary closing conditions. Based on the number of common shares of the Company (the “Natura Shares”) and securities convertible into Natura Shares and the number of shares of common stock, par value U.S.$0.25 per share, of the Issuer (the “Avon Common Shares”) and securities convertible into Avon Common Shares, in each case issued and outstanding as of May 22, 2019, it is anticipated that, upon closing of the Transaction, the former shareholders of the Issuer will own approximately 24% of Natura &Co Holding on a fully diluted basis and the former shareholders of the Company will own approximately 76% of Natura &Co Holding on a fully diluted basis. It is expected that the shares of Natura &Co Holding will be listed on the São Paulo Stock Exchange and that Natura &Co Holding American depositary shares will be listed on the New York Stock Exchange following the completion of the Transaction.

The effectiveness of the Proposed COC Amendments (as defined below) is not a condition to the consummation of the Transaction or the other transactions contemplated by the Merger Agreement.

The Consents are being solicited to: (a) amend the defined term “Change of Control” in the Indenture to provide that the Transaction will not constitute a Change of Control under the Indenture and (b) add to, amend, supplement or change certain other defined terms contained in the Indenture related to the foregoing (collectively, the “Proposed COC Amendments”). Except for the foregoing, the Proposed COC Amendments do not include any other changes to the Indenture.

The obligation to pay (or cause to be paid) the Consent Fee for valid and unrevoked Consents to the Proposed COC Amendments is subject to and conditioned upon (i) the receipt of the Requisite Consents (as defined below) on or prior to the earlier of the Consent Time (as defined below) and the Expiration Date and (ii) the absence of any law or regulation, and the absence of any injunction or action or other proceeding (pending or threatened), that (in the case of any action or proceeding if adversely determined) would make unlawful or invalid or enjoin or delay the implementation of the Proposed COC Amendments, the entering into of the Supplemental Indenture (as defined below) or the payment of the Consent Fee to the Holders of the Notes or that would question the legality or validity thereof (collectively, the “Consent Conditions”).

Revocation of Consents may be made at any time prior to the earlier of (i) the Consent Time and (ii) 5:00 P.M. New York City Time, on October 1, 2019 (the “Revocation Date”), but only by the Holder on the Record Date that previously granted such Consent (or a duly designated Proxy of such Holder. Subject to applicable law, the Company may, in its sole discretion, extend the Expiration Date with or without extending the Revocation Date.

If the Holders of at least a majority of the aggregate outstanding principal amount of the Notes deliver valid and unrevoked Consents to the Proposed COC Amendments (the “Requisite Consents”), the Issuer and, upon receipt of an officers’ certificate and an opinion of counsel, the trustee shall execute a supplemental indenture (the “Supplemental Indenture”) to the Indenture effecting the Proposed COC Amendments. The time and date on which the Supplemental Indenture is executed is hereinafter referred to as the “Consent Time”. Consents to the Proposed COC Amendments may not be revoked at any time after the Consent Time, even if the Revocation Date is later than the Consent Time. Although the Supplemental Indenture and the related Proposed COC Amendments will become effective immediately upon execution at the Consent Time, the Proposed COC Amendments will not be operative until the Consent Fee is paid to DTC for the benefit of the applicable Holders on the Settlement Date (as defined below). The Company expects to pay, or cause to be paid, the Consent Fee to DTC for the benefit of the applicable Holders within two business days of the Expiration Date and the satisfaction or waiver of all Consent Conditions (the “Settlement Date”). Once the Supplemental Indenture is effective, any Consents given may not be revoked. If the Consent Conditions are not satisfied or waived, no Consent Fee with respect to the Notes will be paid to any Holder thereof.

The Consent Solicitation is being made solely by the Consent Solicitation Statement and on the terms and subject to the conditions set forth in the Consent Solicitation Statement. The Company may, in its sole discretion, terminate, extend or amend the Consent Solicitation at any time as described in the Consent Solicitation Statement. This announcement is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security and is not a solicitation of consents with respect to the Proposed COC Amendments or any securities. The Consent Solicitation is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or blue sky laws.

Banco Bradesco BBI S.A. (“Bradesco BBI”), Citigroup Global Markets Inc. (“Citi”) and Itau BBA USA Securities, Inc. (“Itau BBA”) are acting as the Solicitation Agents for the Consent Solicitation. D.F. King & Co., Inc. will act as the Information and Tabulation Agent for the Consent Solicitation. Questions or requests for assistance related to the Consent Solicitation or for additional copies of the Consent Solicitation Statement may be directed to Bradesco BBI at +1 (646) 432-6643 (collect), Citi at +1 (212) 723-6106 (banks and brokers) and +1 (800) 558-3745 (all others, toll free), Itau BBA at +1 (888) 770-4828 (toll free) and +1 (212) 710-6749 (collect), or to D.F. King & Co., Inc. at +1 (212) 269-5550 (banks and brokers), +1 (800) 467-0821 (all others, toll free) or email at avon@dfking.com. The Consent Solicitation Statement is available at: www.dfking.com/avon. Holders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Consent Solicitation. Holders are urged to review the Consent Solicitation Statement for the detailed terms of the Consent Solicitation and the procedures for consenting to the Proposed COC Amendments.

About the Company and the Issuer

Natura is Brazil’s largest multinational cosmetics, hygiene and beauty company in terms of market share, as of December 2018, according to Euromonitor International, with operations in Asia, Europe, North America, Oceania, and South America, operating under the Natura, The Body Shop and Aesop brands. To learn more, please visit the Company’s website at https://natu.infoinvest.com.br/en.

For 130 years Avon has stood for women: providing innovative, quality beauty products which are primarily sold to women, through women. Millions of independent Representatives across the world sell iconic Avon brands such as Avon Color and ANEW through their social networks, building their own beauty businesses on a full- or part-time basis. Avon supports women’s empowerment, entrepreneurship and well-being and has donated over $1 billion to women’s causes through Avon and the Avon Foundation. To learn more, please visit the Issuer’s website at investor.avonworldwide.com/.

Forward-Looking Statements

Disclosures in this press release contain forward-looking statements. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that management expects, believes or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding the consummation of the Transaction, the Consent Solicitation, including the timing thereof, the Proposed COC Amendments and the execution of the Supplemental Indenture. These statements are based on certain assumptions made by the Company and the Issuer based on their management’s respective experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and the Issuer, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include risks set forth in reports filed by the Company with the Brazilian Securities Commission (Comissão de Valores Mobiliários) and by the Issuer with the U.S. Securities and Exchange Commission. Any forward-looking statement applies only as of the date on which such statement is made and neither the Company nor the Issuer intends to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Natura Cosméticos S.A.

Media Inquiries:

Marcelo Behar, Corporate Affairs Officer Natura &Co

natura@brunswickgroup.com

Investor Relations:

Viviane Behar de Castro, Investor Relations Director, Natura &Co

RI@natura.net

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura &Co Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and the joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon have filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K; and (m) those risks described in the joint proxy statement/prospectus available from the sources indicated above.